

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Eli Casdin
Chief Executive Officer
CM Life Sciences, Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, NY 10065

Re: CM Life Sciences, Inc.
Registration Statement on Form S-1
Filed August 14, 2020
File No. 333-246251

Dear Mr. Casdin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note you disclose on pages 59 and 125 that "the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents." Please state that there is uncertainty as to whether a court would enforce such provision and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

2.   Please expand your disclosure to clarify Casdin Capital's current and future role in connection with any acquisition strategy. In that regard, we note you disclose that you intend to draw upon "Casdin Capital's scientific process" as you evaluate targets, that Casdin Capital will provide you with "a pipeline of proprietary opportunities that will continue to increase as new players enter" and that you intend to leverage its "position as more than just an investor, but a key partner."

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Colin Diamond